UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.     1)*

TROY GROUP, INC.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

89733N 10 6

(CUSIP Number)

Jim Klingler
TROY Group, Inc.
2331 South Pullman Street
Santa Ana, CA 92705
Tel:  949-250-3280

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Tom C. Thomas, Esq.
Pillsbury Winthrop LLP
2475 Hanover Street
Palo Alto, CA 94304
Tel:  (650) 233-45000

May 26, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89733N 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brian P. Dirk

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,465,615

	8.	Shared Voting Power 187,143

	9.	Sole Dispositive Power 1,465,615

	10.	Shared Dispositive Power 187,143

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,652,758 shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.4%

14.	Type of Reporting Person (See Instructions) IN

(1)          Includes 81,967 shares of Common Stock owned directly by Brian Dirk and 111,500 shares of Common Stock that would be beneficially owned upon exercise of stock options exercisable within 60 days of May 26, 2004.  Includes 354,467 shares of Common Stock held by the Brian Dirk Trust whose trustee is Brian Dirk.  Includes 917,681 shares of Common Stock held by the Patrick and Mary Dirk Grantor Trust whose trustee is Brian Dirk.  Includes 187,143 shares of Common Stock held by the Dirk 1998 Alaska Trust whose trustee includes Brian Dirk.  Brian Dirk disclaims beneficial ownership, except to the extent he has pecuniary interest, in the Dirk 1998 Alaska Trust shares.

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.01 par value per share (the “Common Stock”) of TROY Group, Inc., a Delaware corporation (“TROY Group”).  The principal executive offices of TROY Group are located at 2331 South Pullman Street, Santa Ana, CA 92705.

Item 2.	Identity and Background
(a) This Schedule 13D is being filed by Brian P. Dirk.
(b) The address of Brian P. Dirk is c/o TROY Group, Inc. 2331 South Pullman Street, Santa Ana, CA 92705.

(c)  Brian P. Dirk is presently the Vice Chairman, Corporate Secretary and Senior Vice President, Corporate Development of TROY Group.  The principal business of TROY Group involves secure payment systems and wireless and connectivity solutions.  The principal executive offices of TROY Group are located at 2331 South Pullman Street, Santa Ana, CA 92705.

(d) During the last five years, Brian P. Dirk has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)  During the last five years, Brian P. Dirk has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Brian P. Dirk is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration
Not Applicable

Item 4.	Purpose of Transaction

(a)  Pursuant to that certain Agreement and Plan of Merger, dated as of May 26, 2004 (the “Merger Agreement”), Dirk Inc., a Delaware corporation, will be merged with and into TROY Group, with TROY Group continuing as the surviving corporation in the merger (the “Merger”). Dirk, Inc. is a corporation incorporated to facilitate the merger. Just prior to the merger, Brian P. Dirk has agreed to contribute to Dirk, Inc. the 1,652,758 shares of Common Stock beneficially owned by him directly and through certain trusts. These shares, together with shares held by other members of the Dirk family directly or indirectly, represent approximately 67% of TROY Group shares of Common Stock.  Upon completion of the Merger, TROY Group will no longer be a public company, and TROY Group Common Stock will no longer be quoted on the Nasdaq National Market nor will price quotations otherwise be available.

(b) See response to Item 4(a).
(c)- (g) Not applicable.
(h) See response to Item 4(a).
(i)-(j) Not applicable.

Item 5.	Interest in Securities of the Issuer

(a)  Brian P. Dirk may be deemed the beneficial owner of approximately 15.4% of the issued and outstanding shares of Common Stock based on 10,642,677 outstanding shares of Common Stock reported by the TROY Group on Form 10-Q filed on February 29, 2004.

(b)  Brian P. Dirk has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 1,465,615 shares, including 81,967 shares of Common Stock that he owns directly,  111,500 shares of Common Stock that would be beneficially owned upon exercise of stock options exercisable within 60 days of May 26, 2004, 354,467 shares of Common Stock held by the Brian Dirk Trust whose trustee is Brian P. Dirk and  917,681 shares of Common Stock held by the Patrick and Mary Dirk Grantor Trust whose trustee is Brian P.Dirk.  Brian P. Dirk has shared power to vote or to direct the vote and shared power to dispose of or direct the disposition of 187,143 shares of Common Stock held by the Dirk 1998 Alaska Trust whose trustee includes Brian P. Dirk.  Brian P. Dirk disclaims beneficial ownership, except to the extent he has pecuniary interest, in the Dirk 1998 Alaska Trust shares.

(c) Except as set forth in this Schedule 13D, Brian P. Dirk has not effected any other transaction in the shares of TROY Group that was effected in the past 60 days.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
See response to Item 4(a).

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 27, 2004.
Date
/s/ Brian P. Dirk
Signature
Brian P. Dirk Vice Chairman of the Board and Vice President
Name/Title